Exhibit 1

                                  RELEVANT FACT

In accordance with the requirements of CVM Instruction n(degree)358 of March 1, 2002, GERDAU S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces a R$ 626 million investment program for the next four years, for the modernization of the Gerdau Acos Finos Piratini and Gerdau Riograndense mills.

Of this sum, R$ 348 million will be invested at Gerdau Acos Finos Piratini, a producer of specialty steel for the domestic market. The main investment will be the installation of new rolling equipment, which will contribute to increasing the annual installed capacity of finished steel products by 200 thousand metric tons, to a total of 500 thousand metric tons.

At Gerdau Riograndense, the planned investments total R$ 278 million, with the highlight being the modernization of the drawing mill. This will bring improvements to the quality of the line of products with greater added value for the agricultural sector.

Of the total investments, 13% will be directed towards computerized management systems and improvements to productivity at the two units. Environmental investments will total R$ 38 million.

An announcement regarding this subject has been sent to the Brazilian Securities Commission (CVM) and the Sao Paulo Stock Exchange (Bovespa), and is available at the website WWW.GERDAU.COM.BR, along with more detailed information regarding the proposed investment.

                       Rio de Janeiro, September 08, 2003

                             Osvaldo Burgos Schirmer
                            Executive Vice-President
                           Investor Relations Director